Skadden, Arps, Slate, Meagher & Flom llp

One Manhattan West

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	September 26, 2022	SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

United States Securities and Exchange
Commission

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, DC 20549

Attn:	Abby Adams
Joe McCann

RE:	Waldencast plc Registration Statement on Form F-1 Filed August 24, 2022 File No. 333-267053

Dear Abby Adams and Joe McCann:

On behalf of our client, Waldencast plc, a Jersey public limited company (the “Company”), we are writing to provide the Company’s responses to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 9, 2022 (the “Comment Letter”), with respect to the Company’s above-referenced Registration Statement on Form F-1, filed on August 24, 2022 (the “Registration Statement”).

Concurrently with the filing of this letter, the Company has publicly filed via EDGAR Amendment No. 1 to its Registration Statement on Form F-1 (“Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff in the Comment Letter. The Amended Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Securities and Exchange Commission

September 26, 2022

For your convenience, we have set forth the Staff’s comment from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Registration Statement on Form F-1 filed on August 24, 2022

Cover Page

1.	For each of the shares, warrants and shares underlying warrants being registered for resale, disclose the price that the selling securityholders paid for such shares, warrants and warrants overlying such shares.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page, page 177 and pages 185-186 of the Amended Registration Statement.

2.	Although we note the separate disclosure, revise the cover page to disclose the exercise prices of the warrants compared to the market price of the underlying ordinary shares. We note the disclosure on the cover page of the likelihood that warrant holders will not exercise their warrants because the warrants are out the money. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page, pages 8-9, pages 57-58, page 65 and pages 91-92 of the Amended Registration Statement.

3.	We note the significant number of redemptions of your Class A ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page, page 60 and pages 185-186 of the Amended Registration Statement.

Securities and Exchange Commission

September 26, 2022

Risk Factors, page 9

4.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 60 of the Amended Registration Statement.

Overview, page 100

5.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 91-92 of the Amended Registration Statement.

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Cedarwalk Skincare, a beneficial owner of 32.66% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the pages 91-92 of the Amended Registration Statement.

General

7.	Revise your prospectus to disclose the price that each selling securityholder paid for the ordinary shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, investors in the Forward Purchase Agreements and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, investors in the Forward Purchase Agreements and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page, page 60, page 177 and pages 185-186 of the Amended Registration Statement.

8.	Please revise to update your disclosures to reflect that the Business Combination has closed. For instance, and without limitation, please revise the summary and risk factors to address Waldencast plc, rather than the separate companies, as indicated in the introductions on pages 9 and 57. You can revise individual risk factors to the extent they only apply to a particular subsidiary.

Response:	In response to the Staff’s comment, the Company has revised its disclosures on page ix, pages 1-2, pages 6-7, pages 10-64, pages 129-130 and page 149 of the Amended Registration Statement.

* * * *

Securities and Exchange Commission

September 26, 2022

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2297.

Sincerely,
/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom

cc:	Michel Brousset

Waldencast plc